
REDFLEX
GROUP


05008677

Redflex Group
31 Market Street, (P.O. Box 720)
South Melbourne
Victoria, Australia 3205
Tel:+61 3 9674 1888
Web: www.redflex.com.au


SEC MAIL
RECEIVED
PROCESSING
JUN 06 2005
WASH. D.C.
209
SECTION

31 May 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed is** the document described on Schedule I hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on February 24, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed material by date stamping the **enclosed** receipt copy of this letter and returning it in the pre-addressed envelope also **enclosed** herewith.

Yours faithfully




PROCESSED
JUN 08 2005
THOMSON
FINANCIAL



Marilyn Stephens
Company Secretary

(Enclosures)


REDFLEX
G R O U P

Redflex Group
31 Market Street, (P.O. Box 720)
South Melbourne
Victoria, Australia 3205
Tel:+61 3 9674 1888
Web: www.redflex.com.au

RECEIPT COPY

31 May 2005


SEC MAIL PROCESSING
RECEIVED
JUN 06 2005
WASH, D.C. 209 SECTION

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed is** the document described on Schedule I hereto for your attention.

This document supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on February 24, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed material by date stamping the **enclosed** receipt copy of this letter and returning it in the pre-addressed envelope also **enclosed** herewith.

Yours faithfully

Marilyn Stephens
Company Secretary

(Enclosures)

Schedule I

Document made public since the last submission on 26 May 2005:

Date	Item	Description
30 May 2005	Company Announcement	Patent Infringement Claim against Redflex Dismissed



REDFLEX
HOLDINGS
Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9699 3566 www.redflex.com.au

Release to Australian Stock Exchange

Patent Infringement Claim Against Redflex Dismissed

30 May 2005: The directors wish to advise shareholders that the Patent Infringement Claim against Redflex Traffic Systems Inc alleging infringement of U.S. Patent No. 6,188,329 ("the '329 patent") by Nestor Inc. has been dismissed.

Graham Davie, CEO, in commenting on the conclusion of the litigation said, "This claim was initially advised to shareholders in 17 November 2003, and since that time Redflex has worked diligently to have the claim dismissed by our smaller unprofitable competitor based on our clear interpretation and legal advice of non infringement. This dismissal terminates litigation between Nestor and Redflex. As a result of this dismissal, Nestor is precluded from bringing any action in the future against Redflex for infringement of the '329 patent arising from Redflex's installation and/or use of its current photo enforcement camera systems in the USA."

"This follows our announcement on 15 October 2004 that another claim of infringement against the Nestor '663 patent had been voluntarily dismissed."

"Redflex has continued to deliver our patented industry leading photo enforcement solutions to our clients as the number one provider in the USA market based on cities under contract and new contract wins over the past 12 months."

Redflex Traffic Systems Inc, based in Scottsdale Arizona, has contracts with 76 cities world-wide in ten countries and is the largest provider of digital red light photo enforcement services in the USA. With contracts in 61 cities and towns across thirteen states, Redflex has led the market in installed systems, installation rate, and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
(03) 9674 1888

Bruce Higgins
President and CEO
Redflex Traffic Systems Inc.
bruceh@redflex.com
0011-1-480-9987478